Exhibit 99.2

KE Holdings Inc. Announces a Final Cash Dividend of US$0.3 Billion in Aggregate

BEIJING, China, March 16, 2026 - KE Holdings Inc. (“Beike” or the “Company”) (NYSE: BEKE; HKEX: 2423), a leading integrated online and offline platform for housing transactions and services, today announced that its board of directors (the “Board”) approved a final cash dividend (the “Dividend”) of US$0.092 per ordinary share, or US$0.276 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on April 8, 2026, Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. The aggregate amount of the Dividend to be paid will be approximately US$0.3 billion, which will be funded by cash surplus on the Company’s balance sheet.

For holders of ordinary shares, in order to qualify for the Dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 4:30 p.m. on April 8, 2026 (Beijing/Hong Kong Time). Dividend to be paid to the Company’s ADS holders through the depositary bank will be subject to the terms of the deposit agreement. The payment date is expected to be on or around April 21, 2026 for holders of ordinary shares and on or around April 24, 2026 for holders of ADSs.

In 2025, the Company remained committed to enhancing shareholder value through an efficient capital allocation strategy. The Company completed share repurchases with an aggregate total consideration of approximately US$921 million during the year.

Including the announced Dividend, the total shareholder return by the Company for 2025 reached approximately US$1.2 billion, up over 9% year over year. This reflects Beike’s proactive efforts to create and continuously enhance long-term value for all shareholders.

About KE Holdings Inc.

KE Holdings Inc. is a leading integrated online and offline platform for housing transactions and services. The Company is a pioneer in building infrastructure and standards to reinvent how service providers and customers efficiently navigate and complete housing transactions and services in China, ranging from existing and new home sales, home rentals, to home renovation and furnishing, and other services. The Company owns and operates Lianjia, China’s leading real estate brokerage brand and an integral part of its Beike platform. With more than 24 years of operating experience through Lianjia since its inception in 2001, the Company believes the success and proven track record of Lianjia pave the way for it to build its infrastructure and standards and drive the rapid and sustainable growth of Beike.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Beike may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about KE Holdings Inc.’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Beike’s goals and strategies; Beike’s future business development, financial condition and results of operations; expected changes in the Company’s revenues, costs or expenditures; Beike’s ability to empower services and facilitate transactions on Beike platform; competition in the industry in which Beike operates; relevant government policies and regulations relating to the industry; Beike’s ability to protect the Company’s systems and infrastructures from cyber-attacks; Beike’s dependence on the integrity of brokerage brands, stores and agents on the Company’s platform; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in KE Holdings Inc.’s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and KE Holdings Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:
KE Holdings Inc.
Investor Relations
Siting Li
E-mail: ir@ke.com

Piacente Financial Communications
Jenny Cai
Tel: +86-10-6508-0677
E-mail: ke@tpg-ir.com

In the United States:
Piacente Financial Communications
Brandi Piacente
Tel: +1-212-481-2050
E-mail: ke@tpg-ir.com

Source: KE Holdings Inc.